

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

Filed in the office of	Document Number
[signature] Ross Miller Secretary of State State of Nevada	**20110788824-91**
	Filing Date and Time
	11/02/2011 2:25 PM
	Entity Number
	E0389702009-5

Certificate of Designation
(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For
Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1. Name of corporation:

Forex International Trading Corp.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

Series B Preferred Stock of the Corporation be adopted and issued as follows:

1. Designation and Authorized Shares. The Corporation shall be authorized to issue 45,000 shares of Series B Preferred Stock, par value $0.00001 per share (the "Series B Preferred Stock").

2. Stated Value. The stated value of each issued shares of Series B Preferred Stock shall be deemed to be $100.00 (the "Stated Value").

3. Voting. Except as otherwise expressly required by law, each holder of Series B Preferred Stock shall be entitled to vote on all matters submitted to shareholders of the Corporation on an as converted basis (see exhibit A)

3. Effective date of filing: (optional) .

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X _____
Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Stock Designation
Revised: 3-6-09

Exhibit A

4.   Liquidation.   The Series B Preferred Stock shall have no liquidation rights.

5.   Conversion. (a) Each share of Series B Preferred Stock shall be convertible into shares of Common Stock determined by dividing the Stated Value of such share by the Set Price, at the option of the Holder, at any time and from time to time from and after the original issue date. Holders shall effect conversions by providing the Corporation with the form of conversion notice attached hereto as Annex A (a "Notice of Conversion"), to the attention of Chief Financial Officer. Each Notice of Conversion shall specify the number of shares of Preferred Stock to be converted, the number of shares of Preferred Stock owned prior to the conversion at issue, the number of shares of Preferred Stock owned subsequent to the conversion at issue and the date on which such conversion is to be effected, which date may not be prior to the date the Holder delivers such Notice of Conversion to the Corporation by facsimile (the "Conversion Date"). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion to the Corporation is deemed delivered hereunder. The calculations and entries set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error.

        (b) (i) The conversion price for each share of Preferred Stock shall equal $0.30 (the "Set Price"), subject to adjustment below.

        (ii) if the Corporation, at any time while the Preferred Stock is outstanding: (A) shall pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock, (B) subdivide outstanding shares of Common Stock into a larger number of shares, (C) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (D) issue by reclassification of shares of the Common Stock any shares of capital stock of the Corporation, then the Set Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding before such event and of which the denominator shall be the number of shares of Common Stock outstanding after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification. Except in connection with the issuance of securities associated with (a) shares of Common Stock or options to employees, officers, consultants or directors of the Corporation pursuant to any stock or option plan duly adopted by the Board of Directors of the Corporation, (b) securities upon the exercise of or conversion of any securities issued hereunder, convertible securities, options or warrants issued and outstanding on the date of the Purchase Agreement, (b) securities issued in connection with acquisitions or (d) securities issued as equity enhancements in connection with standard non convertible debt transactions ("Excepted Issuances"), if the Corporation, at any time while the Preferred Stock is outstanding, shall issue shares of common stock at a price per share (the

"Effective Price") less than the Set Price then in effect, then and in each such case the then existing Set Price shall be reduced to a price equal to the Effective Price (the "New Set Price").

6.   Fractional Shares. Series B Preferred Stock may only be issued in whole shares and not in fractions of a share. If any interest in a fractional share of Series B Preferred Stock would otherwise be deliverable to a person entitled to receive Series B Preferred Stock, the Corporation shall make adjustment for such fractional share interest by rounding up to the next whole share of Series B Preferred Stock.

7.   Record Holders.   The Corporation and its transfer agent, if any, for the Series B Preferred Stock may deem and treat the record holder of any shares of Series B Preferred Stock as reflected on the books and records of the Corporation as the sole true and lawful owner thereof for all purposes, and neither the Corporation nor any such transfer agent shall be affected by any notice to the contrary.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Designation, Powers, Preferences and Rights of Series B Preferred Stock this 1 day of November 2011.

FOREX INTERNATIONAL TRADING CORP.



By: _____
    Darren Dunckel
    Chief Executive Officer

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ANNEX A

NOTICE OF CONVERSION

(To be Executed by the Registered Holder in order to convert shares of the Series B Preferred Stock)

The undersigned hereby elects to convert the number of shares of the Series B Preferred Stock indicated below, into shares of common stock, no par value per share (the "Common Stock"), of _____, a Nevada corporation (the "Corporation"), according to the conditions hereof, as of the date written below. If shares are to be issued in the name of a person other than undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as reasonably requested by the Corporation in accordance therewith. No fee will be charged to the Holder for any conversion, except for such transfer taxes, if any.

Conversion calculations:

Date to Effect Conversion

Number of shares of Preferred Stock owned prior to Conversion

----

Number of shares of Preferred Stock to be Converted

Stated Value of shares of Preferred Stock to be Converted

Number of shares of Common Stock to be Issued

Applicable Set Price

Number of shares of Preferred Stock subsequent to Conversion

[HOLDER]

By:_____
    Name:
    Title:

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